10th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
**Tai Cheung Holdings Limited**
(Incorporated in Bermuda with limited liability)

03 SEP 30   7: 21

03032362

Our Ref: GSD/TCHL/4235
3rd September 2003
**BY AIRMAIL**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

PROCESSED
OCT 07 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

**Re:   Tai Cheung Holdings Limited**
**Rule 12g3-2(b) Exemption**
**File No. 82-3528**

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 3<sup>rd</sup> September 2003
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title :   Filing of Annual Return by Confirmation of No Alteration in Documents

Date :   3<sup>rd</sup> September 2003

Entity requiring item :   Hong Kong Companies Registry
                          pursuant to the Hong Kong Companies Ordinance



**Companies Registry**

公 司 註 冊 處

03 SEP 03  7:21

Form
表格 **ARF1**

# Annual Return
# of an Oversea Company
# 海外公司周年申報表

Company Number  公司編號

| F | 4549 |
|---|------|

---

**1  Company Name  公司名稱**

Tai Cheung Holdings Limited

---

**2  Year of Annual Return  周年申報表年度**

2003

---

Note 註 2)  **3  Period Covered by Accounts Enclosed  隨附帳目所涵蓋的會計結算始末日期**

| 01 | 04 | 2002 |
|----|----|------|
| DD 日 | MM 月 | YYYY 年 |

To
至

| 31 | 03 | 2003 |
|----|----|------|
| DD 日 | MM 月 | YYYY 年 |

---

**4  Confirmation  確認書**

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改（如有的話）外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名

(Name 姓名): (    David Pun Chan    ) Date 日期: 3rd September 2003

Director / ~~Secretary~~ ~~Manager~~
~~Authorized Representative~~
董事 / ~~秘書~~ ~~經理~~ ~~授權代表~~*

---

*Delete whichever does not apply    請刪去不適用者*

| Presentor's Name and Address<br>提交人的姓名及地址 | For Official Use<br>請勿填寫本欄 |
|---|---|
| Tam Yee Har<br>Authorised Person<br>20th Floor<br>The Hong Kong Club Building<br>3A Chater Road, Central<br>Hong Kong | |

Specification No. 1/98